Exhibit 12
Ratio of Earnings to Fixed Charges
Humana Inc.
For the quarters ended March 31, 2000 and 1999
Unaudited
(Dollars in millions)



                                                          Quarters Ended
                                                       2000        1999 (a)
Earnings:
Income (loss) before income taxes                   $    27      $     (25)
Fixed charges                                            14             13
                                                    $    41      $     (12)

Fixed charges:
Interest charged to expense                         $     8      $      10
One-third of rent expense                                 6              3
                                                    $    14      $      13

Ratio of earnings to fixed charges                     2.97             (a)

The one-third of rent expense included in fixed charges is that proportion deemed representative of the interest portion.

(a) Earnings (loss) for the quarter ended March 31, 1999 were not adequate to cover fixed charges. Exclusive of $90 million medical expense related to premium deficiency, reserve strengthening and provider costs and a $12 million gain on the sale of a tangible asset, the ratio of earnings to fixed charges for the quarter ended March 31, 1999 would have been 5.0.